EXHIBIT 12.2
AMB Property, L.P.
Computation of Consolidated Ratio of Earnings to Fixed Charges
(In thousands)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Earnings
(Loss) income from continuing operations before noncontrolling interests and income from unconsolidated entities	$(23,826)	$(141,560)	$(50,846)	$256,924	$179,086
Add:
Fixed charges	176,700	177,857	212,940	205,321	225,507
Amortization of capitalized interest	8,621	7,474	6,280	4,621	2,770
Distributed income from unconsolidated entities	25,424	11,687	24,279	18,930	4,875

Less:
Interest capitalization	(35,177)	(44,869)	(64,354)	(64,014)	(42,938)

Total earnings	$151,742	$10,589	$128,299	$421,782	$369,300

Fixed charges
Interest on indebtedness (including amortization of premiums and financings costs)	130,387	118,043	132,763	125,337	163,690
Interest capitalized	35,177	44,869	64,354	64,014	42,938
Portion of rents representative of the interest factor	11,136	10,650	10,096	9,536	8,777
Preferred distributions of consolidated subsidiaries	—	4,295	5,727	6,434	10,102

Total fixed charges	$176,700	$177,857	$212,940	$205,321	$225,507

Consolidated ratio of earnings to fixed charges (1)	—	—	—	2.1	1.6

	2010	2009	2008	2007	2006

Consolidated ratio of earnings to fixed charges (1)	—	—	—	2.1	1.6

(1) - The consolidated ratio of earnings to fixed charges was less than one-to-one for the years ended December 31, 2010, 2009 and 2008. For the years ended December 31, 2010, 2009 and 2008, earnings were insufficient to cover fixed charges by $25.0 million, $167.3 million and $84.6 million, respectively.